KILLER WAVES HAWI’I, INC.

PO Box 731

Lawai, HI 96765

VIA EDGAR

January 26, 2017

Susan Block

Attorney-Advisor

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

RE:	Killer Waves Hawaii, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-207765

Dear Ms. Block:

The undersigned registrant (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 to become effective on Monday January 30, 2017, at 9:00 a.m., Eastern Daylight Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Killer Waves Hawaii, Inc.

/s/ Gordon Lett

Gordon Lett

President